SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	14 5

Press release regarding the Company’s unaudited
consolidated financial results for the nine (9) months
ended September 30, 2012; and
Cash dividend declaration on the Company’s Series IV
Cumulative Non-Convertible Redeemable Preferred Stock.

Exhibit 1

November 6, 2012

Philippine Stock Exchange, Inc.
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Dept.

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2012.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 6, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2012.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	N/A	N/A

Total No. of Stockholders Domestic Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 6, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

CONSOLIDATED SERVICE REVENUES UP 12% TO P126.2 BILLION
9M2012 CONSOLIDATED CORE NET INCOME AT P28 BILLION, DOWN 8%
REPORTED NET INCOME AT P28.7 BILLION, 6% LOWER
COMBINED CELLULAR SUBSCRIBER BASE AT 68.6 MILLION,
UP 8% FROM YE2011
TOTAL BROADBAND SUBSCRIBERS AT 3.2 MILLION, 8% HIGHER

•	Consolidated service revenues up 12% year-on-year to P126.2 billion

•	Consolidated Core Net Income of P28.0 billion for 9M2012, 8% lower than the P30.6 billion in 9M2011

•	Consolidated Reported Net Income for 9M2012 at P28.7billion, from P30.6 billion in 9M2011

•	Consolidated EBITDA margin at 46% of service revenues; consolidated EBITDA declines 4% to P58.6 billion

•	Consolidated free cash flow at P29.8 billion for 9M2012

•	Cellular subscriber base at 68.6 million, net additions of 4.9 million for the year

•	Total broadband subscribers at 3.2 million; aggregate revenue contribution from broadband and internet services of P17.6 billion for 9M2012, 30% higher than last year

MANILA, Philippines, 6th November 2012 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial and operating results for the first nine months of 2012 with consolidated Core Net Income, before exceptional items, declining to P28.0 billion. While 8% lower than the P30.6 billion recorded in the same period in 2011, the bulk of the decline, or P2.4 billion, was incurred in the first semester. Also note that the 3Q2012 Core Net Income of P9.4 billion is 4% higher than the average quarterly Core Net Income of P9.0 billion in the second half of 2011 when the operating environment was under severe competitive pressure.

Reported Net Income, after reflecting exceptional gains for the period declined 6% to P28.7 billion, from P30.6 billion in 2011. These results reflect the consolidation of the operating performance of Digital Telecommunications Philippines, Inc. (“Digitel”) from its acquisition closed 26th October 2011.

Despite higher service revenues, Core Net Income declined as a result of higher operating expenses relating mainly to the manpower reduction programs at PLDT and Digitel and selling and promotions initiatives. Reported Net Income was impacted by the decline in Core Net Income and higher net foreign exchange and derivative gains.

Page 5of 14

EBITDA margin for the first nine months of 2012 dipped to 46%, from 54% in 2011. To align more closely with global accounting standards, service revenues have been restated to reflect the change in the presentation of our outbound revenues from net to gross of interconnect expense, which in turn is included in our expenses. Although EBITDA does not change, EBITDA margins are calculated against the adjusted service revenues. Consolidated EBITDA for the first nine months of 2012 was lower by 4% at P58.6 billion compared with the same period in 2011. Without the P1.8 billion charge relating to the manpower reduction programs, EBITDA would have been P60.4 billion, or 1% lower than the first nine months of 2011. Digitel EBITDA stood at P5.3 billion; its lower EBITDA margin of 32% contributed to the decline in overall EBITDA margin.

Overall consolidated service revenues for the first nine months of 2012 increased by 12% to P126.2 billion, including the P16.6 billion revenue contribution from Digitel and reflecting the combined effect (before Digitel) of a 3% decline in wireless revenues, 1% decrease in fixed line revenues, and a 16% rise in BPO revenues.

Consolidated free cash flow reached P29.8 billion, or P6.7 billion lower compared with last year. Consolidated capital expenditures for the first nine months amounted to P19.3 billion. PLDT Group Capex for 2012 is estimated to reach P38 billion, in line with the Group’s P67.0 billion capital expenditure program, which has been completed ahead of schedule. Capital expenditures are expected to return to pre-2011 levels beginning in 2013.

Having completed its investment program that has produced a network that is unrivalled in terms of coverage, capacity and resiliency, PLDT is now focusing on delivering superior service quality. Furthermore, the Group announced new initiatives in anticipation of exponential growth in Internet usage:

•	Doubling the capacity of PLDT’s internet gateway capacity by the end of 2012 and tripling by the end of 2013;

•	Expanding of backhaul coverage with the built-out of the transmission backbone between Iloilo and Palawan; and,

•	Rolling out fiber to “pass by” 2 million homes by the end of 2013.

The Group’s consolidated net debt stood at US$2.1 billion as at 30th September 2012. Gross debt amounted to US$3.1 billion, with the inclusion of Digitel’s debt amounting to US$0.5 billion. Net debt to EBITDA was at 1.1x. The Company’s debt maturities continue to be well spread out, with about 64% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 44%. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 31% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three major international ratings agencies.

Subscriber Base
The PLDT Group’s total cellular subscriber base as at 30th September 2012 was 68.6 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 25.6 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 26.5 million subscribers as a result of 2.5 million net additions for the quarter. Digitel had 16.0 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base, inclusive of Sun Cellular’s 1.5 million postpaid customer count, stood at 2.2 million at the end of the first nine months of 2012. Smart’s postpaid additions of 108,000 for the nine-month period are almost double the net additions recorded in the same period in 2011.

On the other hand, the Group’s combined broadband subscriber base hit the 3.2 million mark at the end of the first nine months of 2012, representing net additions of about 241,000 for the PLDT Group’s various broadband services. SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of about 1.69 million at the end of the period, over 1.2 million of who were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by over 50,000 for the first nine months of 2012, bringing the total subscriber base to 793,000, while Digitel brought in an additional 92,000 DSL subscribers.

For the fixed line business of both PLDT and Digitel, the subscriber base totaled 2.1 million at the end of September 2012.

Service Revenues

Smart continues to lead the industry in terms of both revenues and subscribers. With the addition of Sun Cellular, wireless service revenues increased 18% to P87.3 billion for the first nine months of 2012, compared with the P74.2 billion recognized in the same period last year. Synergy initiatives with Sun Cellular continue to be refined, both in terms of revenue enhancement and expense rationalization:

•	Greater availability of attractive buckets and unlimited offers with higher denominations;

•	Co-location and consolidation of sites are proceeding (over 200 sites already implemented) with expected annual savings of P500 million;

•	Implementation of national roaming has increased Sun’s 2G and 3G geographic coverage to 85% and 18%, respectively; and

•	Consolidation of outside plant facilities have minimized capex build-out and improved existing fixed line services;

“We intend to continue to build on our service and quality advantages with the completion of our “super-charged” network,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed line service revenues increased by P2.0 billion or 5% to P45.5 billion in the first nine months of 2012 from P43.5 billion in the same period in 2011, including Digitel’s contribution of P2.5 billion. Enterprise data and DSL revenues continued on their growth path on the back of a 12% increase in DSL revenues and a 9% increase in third party corporate data revenues. On the other hand, the ILD and NLD businesses posted a 12% decline in revenues.

“Our legacy businesses continue to feel the drag of the declining domestic and international long distance segments, which still account for over P11 billion of our Fixed Line service revenues,” declared Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Total broadband and internet revenues for the first nine months of 2012 totaled P17.6 billion, a 30% growth rate year-on-year, including a P2.4 billion contribution from Digitel; broadband and internet now account for 14% of consolidated service revenues. Smart wireless broadband revenues, exclusive of mobile internet revenues, increased by 3% to P5.0 billion, compared with the P4.8 billion recorded in the same period last year. Moreover, mobile internet usage continues to grow strongly, with Smart’s mobile internet revenues increasing by 58%, from P1.1 billion at the end of September 2011 to P1.8 billion at the end of September 2012. PLDT DSL generated P7.9 billion in revenues for the first nine months of 2012, up 12% from P7.0 billion for the same period in 2011.

Vea noted, “Despite our network superiority, we will not be resting on our laurels. We intend to continue pushing for greater coverage, faster speeds and more reliable connectivity.”

In 2011, the Group consolidated its business process outsourcing operations, consisting of knowledge process solutions (“KPS”) and customer relationship management (“CRM”) under SPi Global Solutions, Inc (“SPi”). KPS and CRM had previously been under ePLDT, along with other ICT businesses such as data center operations, which have since been transferred to the Fixed Line business. SPi reported service revenues of P7.3 billion for the first nine months of 2012, an increase of 16% compared with the same period last year. KPS increased by 16% as a result of a 19% revenue increase in dollar terms from content solutions services and the acquisition of Laserwords, while revenues from CRM rose 15% to P2.4 billion, with domestic sales registering a strong 18% growth.

Foreign Ownership Issue

In 2007, Wilson Gamboa filed a petition against several respondents/parties alleging that the sale of shares of Philippine Telecommunications Investment Corporation (“PTIC”, then owner of about 6.3% of PLDT’s common shares) by the Philippine government to an affiliate of First Pacific Company Ltd, resulted in a breach of the 40% limit of foreign ownership in PLDT.

In June 2011, the Supreme Court granted the petition in part and ruled that the term “capital” a used in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors (which in the case of PLDT, only the common shares) and directed the Securities and Exchange Commission (“SEC”) to determine whether PLDT was in violation of the foreign ownership limit based on said definition. Using this definition, PLDT’s foreign ownership would be about 58.4%.

The respondents then filed Motions for Reconsideration essentially seeking that the Supreme Court uphold the SEC’s long-standing interpretation of “capital”, i.e., total outstanding shares of stock without qualification or distinction. Under this interpretation, PLDT’s foreign ownership would be approximately 24.4%.

In July 2011, adopting a structure used by other listed companies engaged in partly nationalized industries, the PLDT Board approved the creation of 150 million voting preferred shares with the following features:

•	Par value of P1.00

•	Can be owned only by Filipinos

•	Right to vote in the election of directors

•	Non-convertible, redeemable

•	Dividend rate and date of issuance to be determined by PLDT Board

In March 2012, PLDT shareholders approved the amendment to its Articles of Incorporation, creating a sub-class of authorized preferred stock, with voting rights.

On 9th October 2012, the Supreme Court denied with finality the Motions for Reconsideration.

On 12th October 2012, the PLDT Board approved the issuance to BTF Holdings, Inc (a wholly-owned subsidiary of the PLDT Beneficial Trust Fund) of 150 million voting preferred shares earning a dividend rate of 6.5% per annum.

On 16th October 2012, PLDT issued 150 million voting preferred shares. As a result, PLDT’s foreign ownership, based on outstanding voting shares (common and voting preferred), now stands at 34.5%, making PLDT compliant with the Supreme Court ruling.

Conclusion

“We continue our steady financial performance as we wait for the industry situation to stabilize. We hope to provide a better indication of when we can expect to return to the profit growth track when we announce our yearend results next March. In the meantime, we are maintaining our core profit guidance for 2012 at P37.0 billion,” concluded Manuel V. Pangilinan.

####

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2012 and December 31, 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
(Unaudited)		(As Restated)(1)

ASSETS

Noncurrent Assets
Property, plant and equipment	196,027	200,142
Investments in associates and joint ventures and deposit for future stock subscription	26,979	17,865
Available-for-sale financial assets	5,645	7,181
Investment in debt securities – net of current portion	150	150
Investment properties	1,115	1,115
Goodwill and intangible assets	80,171	82,603
Deferred income tax assets – net	5,329	5,975
Prepayments – net of current portion	11,371	8,869
Advances and other noncurrent assets – net of current portion	1,407	1,340

Total Noncurrent Assets	328,194	325,240

Current Assets
Cash and cash equivalents	38,634	46,057
Short-term investments	570	558
Trade and other receivables	17,389	16,245
Inventories and supplies	2,748	3,827
Derivative financial assets	80	366
Current portion of investment in debt securities	376	358
Assets held-for-sale	921	–
Current portion of prepayments	5,247	7,227
Current portion of advances and other noncurrent assets	8,088	126

Total Current Assets	74,053	74,764

TOTAL ASSETS	402,247	400,004

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 36,002,970 shares as at September 30, 2012 and 441,912,370 shares as at December 31, 2011	360	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at September 30, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011	1,093	1,085
Treasury stock - 2,724,111 shares as at September 30, 2012 and December 31, 2011	(6,505)	(6,505)
Capital in excess of par value	130,579	127,246
Retained earnings	17,963	26,232
Other comprehensive income	(2,574)	(644)

Total Equity Attributable to Equity Holders of PLDT	140,916	151,833
Noncontrolling interests	221	386

TOTAL EQUITY	141,137	152,219

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at September 30, 2012 and December 31, 2011
(in million pesos)

	2012	2011
(Unaudited)		(As Restated)(1)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	104,892	91,280
Deferred income tax liabilities – net	7,444	7,260
Derivative financial liabilities	3,386	2,235
Pension and other employee benefits	1,906	609
Customers’ deposits	2,534	2,272
Deferred credits and other noncurrent liabilities	20,527	22,642

Total Noncurrent Liabilities	140,689	126,298

Current Liabilities
Accounts payable	26,570	29,554
Accrued expenses and other current liabilities	65,824	58,271
Derivative financial liabilities	1,247	924
Provision for claims and assessments	1,555	1,555
Current portion of interest-bearing financial liabilities	21,895	26,009
Dividends payable	891	2,583
Income tax payable	2,439	2,591

Total Current Liabilities	120,421	121,487

TOTAL LIABILITIES	261,110	247,785

TOTAL EQUITY AND LIABILITIES	402,247	400,004

(1) The December 31, 2011 comparative information was restated to reflect the adjustment to the provisional amounts used in the purchase price allocation in relation with the acquisition of Digitel.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Periods Ended September 30, 2012 and 2011
(in million pesos, except earnings per common share amounts)

	Nine Months Ended September 30,		Three Months Ended September 30,
		2011		2011
	2012	(As Restated)(2)	2012	(As Restated)(2)
	(Unaudited)
REVENUES
Service revenues	126,244	112,268	41,519	36,650
Non-service revenues	2,313	1,781	806	640

	128,557	114,049	42,325	37,290

EXPENSES
Depreciation and amortization	23,304	20,176	7,780	7,058
Compensation and employee benefits	20,558	15,963	6,591	5,314
Repairs and maintenance	9,913	6,925	3,315	2,249
Interconnection costs	8,695	9,023	2,644	3,046
Selling and promotions	6,907	4,496	2,554	1,806
Cost of sales	6,381	3,583	1,898	1,177
Rent	4,553	2,958	1,692	935
Professional and other contracted services	4,349	3,644	1,463	1,134
Taxes and licenses	2,769	1,842	864	662
Asset impairment	1,793	1,184	608	372
Communication, training and travel	1,784	1,275	588	418
Insurance and security services	1,159	957	422	321
Amortization of intangible assets	1,158	207	373	63
Other expenses	1,118	1,135	408	301

	94,441	73,368	31,200	24,856

	34,116	40,681	11,125	12,434

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net	2,403	106	838	(320)
Equity share in net earnings of associates and joint ventures	1,440	1,520	129	681
Interest income	1,019	1,013	393	368
Gains (losses) on derivative financial instruments – net	(1,532)	626	(1,129)	142
Financing costs – net	(5,009)	(4,772)	(1,632)	(1,594)
Other income	4,885	1,152	1,643	521

	3,206	(355)	242	(202)

INCOME BEFORE INCOME TAX	37,322	40,326	11,367	12,232
PROVISION FOR INCOME TAX	8,633	9,719	2,149	2,921

NET INCOME	28,689	30,607	9,218	9,311

ATTRIBUTABLE TO:
Equity holders of PLDT	28,714	30,618	9,212	9,319
Noncontrolling interests	(25)	(11)	6	(8)

	28,689	30,607	9,218	9,311

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	132.73	162.11	42.58	49.28
Diluted	132.73	162.06	42.58	49.28

(2)The results for the nine months ended September 30, 2011 have been restated to reflect a change in the presentation of outbound revenues.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel No: 816-8213 Fax No: 844-9099	Tel No: 816-8024 Fax No: 810-7138	Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and business process outsourcing – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

November 6, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

November 6, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,212 As of September 30, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	November 6, 2012

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on November 6, 2012, the Board declared a cash dividend in the total amount of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2012, payable on December 15, 2012 to the holder of record on November 20, 2012.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2012, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C	. Rausa-Chan

MA. LOURDES C. RA Corporate Secretary	USA-CHAN

November 6, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 6, 2012